UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MERUS N.V.
(Name of Issuer)

Common Shares, nominal value €0.09 per share
(Title of Class of Securities)

N5749R100
(CUSIP Number)

December 20, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,168,346 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,168,346 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,346 (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 22,734,558 outstanding Common Shares as of September 30, 2018 represented on Exhibit 1 of the 6-K filed with the Securities and Exchange Commission ("SEC") on December 27, 2018.
(2)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Aquilo Capital, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Aquilo Capital, L.P. is the beneficial owner of any of the securities reported herein.

CUSIP No. N5749R100	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,451,650
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,451,650
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,650
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(3) See Note (1) Above

CUSIP No. N5749R100	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Mr. Marc Schneidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,451,650
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,451,650
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,650
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above

CUSIP No. N5749R100	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Merus N.V. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Yalelaan 62

3584 CM Utrecht

The Netherlands

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the Common Shares (as defined in Item 2(d) below) of the Company:

(i)	Aquilo Capital, L.P.

(ii)	Aquilo Capital Management, LLC

(iii)	Mr. Marc Schneidman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Aquilo Capital, L.P.

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

(ii)	Aquilo Capital Management, LLC

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

(iii)	Mr. Marc Schneidman

c/o Aquilo Capital Management, LLC

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

Item 2(c).	Citizenship:

(i)	Aquilo Capital, L.P. – DE

(ii)	Aquilo Capital Management, LLC – CA

(iii)	Mr. Marc Schneidman – USA

Item 2(d).	Title of Class of Securities:

Common Shares, nominal value €0.09 per share (“Common Shares”)

Item 2(e).	CUSIP Number:

N5749R100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. N5749R100	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Aquilo Capital, LP

(a)	Amount beneficially owned: 1,168,346 (see Note 5)

(b)	Percent of class: 5.1% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,168,346 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,168,346 (see Note 5)

(ii)	Aquilo Capital Management, LLC

(a)	Amount beneficially owned: 1,451,650 (see Note 5)

(b)	Percent of class: 6.4% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,451,650 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,451,650 (see Note 5)

(iii)	Mr. Marc Schneidman

(a)	Amount beneficially owned: 1,451,650 (See Note 5)

(b)	Percent of class: 6.4% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,451,650 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,451,650 (see Note 5)

CUSIP No. N5749R100	13G	Page 6 of 9 Pages

Note 5:

Aquilo Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Aquilo Capital Management, LLC, which serves as the general partner and investment manager to each of Aquilo Capital, L.P. and Aquilo Capital II, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares of Common Shares held by the Funds. Mr. Schneidman, as Managing Member of Aquilo Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Shares held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds and Mr. Schneidman expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds or Mr. Schneidman are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 22,734,558 outstanding Common Shares as of September 30, 2018 represented on Exhibit 1 of the 6-K filed with the SEC on December 27, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 5 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 5 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. N5749R100	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2019

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. N5749R100	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: January 2, 2019

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. N5749R100	13G	Page 9 of 9 Pages